
03025891


SEC MAIL
RECEIVED
JUN 3 0 2003
WASH. D.C.
152

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-442

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

INDEX

Boeing Satellite Systems Voluntary Savings Plan

Financial Statements for the
Years Ended December 31, 2002 and 2001,
Supplemental Schedules for the Year Ended
December 31, 2002, and
Independent Auditors' Report

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, Washington 98104-1126

Tel: (206) 716-7000
Fax: (206) 965-7000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Boeing Satellite Systems Voluntary Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, on April 4, 2003, the Plan was merged into The Boeing Company Voluntary Investment Plan ("VIP"). The participant accounts were transferred to VIP and the Plan assets were transferred to The Boeing Company Employee Savings Master Trust.

Deloitte & Touche LLP

June 25, 2003

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value:		
Interest in Master Trust	$ 153,183,613	$ 100,458,339
Loans to Members	3,189,088	1,409,466
Total investments	156,372,701	101,867,805
Receivables:		
Employer contributions	849,937	876,858
Member contributions	796,339	1,100,862
Total receivables	1,646,276	1,977,720
NET ASSETS AVAILABLE FOR BENEFITS	$ 158,018,977	$ 103,845,525

See notes to financial statements.

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income (loss):		
Loss from Master Trust	$ (19,756,421)	$ (4,280,445)
Income from loans	143,637	47,678
Contributions:		
Employer	21,124,972	21,993,866
Member	58,950,001	67,687,581
Total additions	60,462,189	85,448,680
DEDUCTIONS:		
Benefits	6,353,262	1,829,939
ASSETS TRANSFERRED FROM ANOTHER PLAN	64,525	110,898
NET ADDITIONS	54,173,452	83,729,639
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	103,845,525	20,115,886
End of year	$ 158,018,977	$ 103,845,525

See notes to financial statements.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of the Boeing Satellite Systems Voluntary Savings Plan (the "Plan") provides only general information. Eligible participants as defined by the Plan ("Members") should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution savings plan designed to encourage and assist eligible employees to adopt a program of investment. Both salaried and hourly nonbargained employees of the following companies (collectively, the "Company") are eligible to participate in the Plan on the first day of employment:

- Boeing Satellite Systems, Inc.
- Boeing Satellite Systems International, Inc.
- Boeing Space Systems International Company
- Boeing Electron Dynamic Devices, Inc.
- Boeing Space Systems International Service Company, Inc.
- Spectrolab, Inc.

The assets of the Plan are held in the Boeing Satellite Systems Savings Plans Master Trust (the "Master Trust"). Fidelity Management Trust Company ("Fidelity") serves as trustee for the Master Trust.

Contributions—Members may elect to contribute, subject to statutory limitations, between 1% and 15% of their eligible compensation. The funds are valued daily. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer matching contributions to the funds may be changed at any time and will be effective on the day of the change or the next business day according to the stock market close of business. The Plan allows active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both.

The Company matches 100% of the first 4% of total contributions for the pay period.

Members' Accounts—Each Member's account is credited with the Member's contribution and allocations of the Company's contribution, Plan earnings (loss), and charged with an allocation of certain administrative expenses. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

7

Vesting—Member contributions, both pretax and after-tax, and rollover contributions are immediately vested. Effective January 1, 2002, Employer Matching Contributions ("EMC") cliff vest after three years of service. Prior to 2002, EMC cliff vested after five years.

Withdrawals—Members may elect to withdraw all or a portion of their after-tax contributions and vested employer matching account (not including earnings) once every 26 weeks while working for the Company or a member of The Boeing Company control group as defined by the Plan document. After age 59½, Members can withdraw all or a portion of their after-tax, rollover, pretax, or vested employer matching contributions once every 26 weeks while working for the Company or a member of The Boeing Company control group.

Withdrawals are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, Member and employer matching contributions will continue the same as before the withdrawal.

Loans—Members are permitted to borrow up to the lesser of $50,000 or 50% of their total vested account balance and may have three loans outstanding at any time. Some loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month equal to 1% plus the prime rate published in the *Wall Street Journal* on the last business day of the calendar month immediately preceding the date of the loan. The range of interest was 5.25% to 5.75% and 6% to 10.5% for the years ending December 31, 2002 and 2001, respectively.

Loan repayment is made through regular payroll deductions for a period of up to 48 months. If a Member's employment terminates for any reason and the loan balances are not paid in full by the Member within 90 days of termination, the loan balances will be cancelled and become taxable income to the Member. Certain Members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Benefit Payments—On termination of employment or disability as defined by the Plan document, a Member may elect to receive his or her vested account balance in (a) one lump sum payment, (b) a deferred lump sum payment, (c) two to 10 annual installment payments (but not beyond life expectancy) under certain circumstances, or (d) deferred installments. The Member also may elect to receive a distribution from his or her Boeing Stock Fund in cash or in the form of shares of common stock of The Boeing Company, specifying the number of shares to be paid with each installment. The value of any fractional shares will be paid in cash. On termination of employment due to death, the Member's spouse or beneficiary will receive the vested account balance as a lump sum amount, or may choose to defer distribution. Upon death, disability, layoff, the month proceeding the Member's 65th birthday, or entrance into military service, employer matching contributions are fully vested.

Forfeitures—Any portion of the balance in a Member's Company account which was not vested is forfeited and applied to reduce the amount of Company contributions; however, if the former Member is reemployed by the Company, the full amount of distribution received upon termination may be repaid to the Plan on or before the earlier of the end of the fifth anniversary of the reemployment date or the date the former Member completes five consecutive one-year breaks in service. The Company will then restore to the Member the nonvested portion previously forfeited. The amount forfeited and applied to reduce Company contributions was $125,224 and $99,044 for the years ended December 31, 2002 and 2001, respectively.

Investment Options—Upon enrollment in the Plan, Members may direct their and employer matching contributions to any of the 24 Master Trust investment options, consisting of common/collective trusts, mutual funds, and Boeing common stock.

Termination—In the event of termination of the Plan, employer matching contributions become fully vested and both Member and Company contributions, including any income earned, will be distributed to the Members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments in the Master Trust are valued as follows:

a) Shares in mutual funds are valued at quoted market prices, which represent the net asset value as of the last trading day of the year.

b) Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the quoted fair values of the total net assets at year end by the outstanding units.

c) Boeing common stock is valued at the closing price as of the last trading day of the year.

d) Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or the purchase date in the current year and either the sales price or end of year fair value.

Benefits—Benefits are recorded when paid.

Expenses—Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

Reclassifications—Certain reclassifications were made to the prior year financial information to conform with the current year presentation.

3. MASTER TRUST

The Master Trust is composed of 24 funds and holds assets for the Plan and the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees. The assets are invested and managed jointly and then allocated between the two Plans. The allocation of net assets available for benefits is based on the respective number of units held by the Plans' Members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the Plans' Members as of that day's end.

The Plan's interest in the Master Trust is $153,183,613 and $100,458,339, representing 90% of the Master Trust's net assets at December 31, 2002 and 2001, respectively.

The following table presents the fair value of investments for the Master Trust at December 31:

	2002	2001
Investments at fair value:		
Common/collective trusts	$ 70,470,515	$ 45,195,052
Mutual funds	87,636,033	59,125,186
Boeing common stock	11,729,586	7,247,642
Total Master Trust investments	$ 169,836,134	$ 111,567,880

Investment income (loss) for the Master Trust for the years ended December 31 is as follows:

	2002	2001
Depreciation in fair value of investments:		
Common/collective trusts	$ (6,335,646)	$ (1,269,728)
Mutual funds	(15,688,401)	(3,239,645)
Boeing common stock	(2,170,975)	(1,835,947)
Net depreciation in fair value of investments	(24,195,022)	(6,345,320)
Dividend income	3,022,900	1,766,042
Total Master Trust investment loss	$ (21,172,122)	$ (4,579,278)

4. SIGNIFICANT INVESTMENTS

At December 31, 2002 and 2001, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

5. RELATED PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity. Fidelity is a trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level.

6. PROHIBITED TRANSACTION

In 2002, a reportable nonexempt party-in-interest transaction occurred. When 11 participants transferred employer payrolls within the controlled group, the first employer's payroll system withheld employee contributions but did not remit them to the Plan or provide matching contributions. When the error was discovered, employee contributions and matching contributions totalling $1,914.48 were remitted to the Plan. Profits in the amount of $99.36 were also restored to the Plan.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's administrator believes the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

8. SUBSEQUENT EVENTS

Effective January 1, 2003, certain Boeing Satellite Systems employees became employees of HRL Laboratories, LLC, and ceased participating in the Plan. These employee accounts were fully vested and remain in the Plan.

On April 4, 2003, the Plan merged into The Boeing Company Voluntary Investment Plan ("VIP"), at which time participant accounts in the Plan were transferred to VIP and the Plan assets were transferred to The Boeing Company Employee Savings Plans Master Trust.

* * * * * *

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Security Name	Description	Fair Value
Interest in Master Trust		$ 153,183,613
*Loans to Members	Interest 5.25% to 5.75%	3,189,088
Total		$ 156,372,701

*Party-in-interest

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

SCHEDULE OF NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Party Involved	Relationship to Plan	Description of Transaction	Cost of Asset	Interest Earned
The Boeing Company	Plan Sponsor	Loan to employer in the form of late deposit of employee 401(k)	$ 1,914	$ 99

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN



Harry S. McGee III
Vice President
Financial Services and Chief Financial Officer
Shared Services Group

Date: 6/26/2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement No. 333-47450 of The Boeing Company on Form S-8 of our report dated June 25, 2003, appearing in this Annual Report on Form 11-K of The Boeing Satellite Systems Voluntary Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2003

EXHIBIT (99.1)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Boeing Satellite Systems Voluntary Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Laurette T. Koellner, in my capacity as Executive Vice President, Office of the Chairman and Chief People and Administration Officer and as Chairman of the Employee Benefit Plans Committee of The Boeing Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Laurette T. Koellner
Executive Vice President,
Office of the Chairman and
Chief People and Administration Officer
Chairman of the Employee Benefit Plans Committee
The Boeing Company

Date: 27 Jun 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (99.2)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Boeing Satellite Systems Voluntary Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Harry S. McGee, in my capacity as Vice President of Financial Services and Chief Financial Officer of the Shared Services Group of The Boeing Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Harry S. McGee
Vice President of Financial Services and
Chief Financial Officer
Shared Services Group
The Boeing Company

Date: 26 June 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.